Exhibit 2.2(b)

Zale Corporation
Zale Delaware, Inc.
TXDC, L.P.
901 West Walnut Hill Lane
Irving, Texas 75038

November 9, 2007

Finlay Fine Jewelry Corporation
Finlay Enterprises, Inc.
529 Fifth Avenue
New York, New York 10017

Ladies and Gentlemen:

Reference is made to that certain Asset Purchase Agreement made and entered into as of September 27, 2007 (the “Purchase Agreement”), by and among Zale Corporation, Zale Delaware, Inc., TXDC, L.P., Finlay Fine Jewelry Corporation, and for limited purposes only, Finlay Enterprises, Inc. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Purchase Agreement. This letter agreement amends and clarifies the Purchase Agreement as set forth below.

1. Effective Time. The definition of Effective Time set forth in the Purchase Agreement shall be amended and restated in its entirety as follows:

“Effective Time” shall mean the close of business on November 8, 2007.

2. Inventory True-Up. Section 2.3 of the Purchase Agreement shall be amended and restated in its entirety as follows:

Section 2.3 Inventory True-Up.

(a) Beginning eighteen days prior to the scheduled Closing Date, representatives of Purchaser and Sellers, supervised or observed, if requested by either Purchaser or Sellers (and at the requesting party’s sole expense), by Eisner LLP, shall conduct a physical count of the Inventory at the Real Property and the Distribution Center such physical count to be brought forward and adjusted (utilizing perpetual inventory records) through the Effective Time, using methodology consistent with past practices and GAAP principles (“Inventory Count”). Without by implication limiting the generality of the other provisions of this Agreement, it is acknowledged and agreed that all expenses incurred by, and all sales made by, the Business after the Effective Time shall be for the account and benefit of Purchaser. The value of the Inventory (the “Closing Inventory Value”) shall be determined based on Sellers’ cost for such Inventory as reflected on Sellers’ books and records (including freight in and freight out, excluding reserves). In connection with the determination of the Closing Inventory Value, Purchaser and its independent accountants, if requested by Purchaser, will have reasonable access to all requisite accounting and other records of Sellers and to the Real Property and the Distribution Center, if necessary. Sellers will provide Purchaser with an initial calculation of Closing Inventory Value on or prior to November 15, 2007. The parties will use their respective reasonable best efforts to agree upon the Closing Inventory Value based on the Inventory Count no later than ten Business Days following the Closing Date, or five Business Days after delivery of the Sellers’ calculation, whichever is later. If the parties cannot agree upon the Closing Inventory Value based upon the Inventory Count within the time period specified above, the parties shall submit such matter to the Independent Accountant for review and resolution, with the fees and expenses thereof to be shared equally by the parties; and any determination by such third party shall be final and binding upon the parties.

(b) If the Closing Inventory Value (as finally determined) exceeds $189,000,000 (the “Excess Amount), Finlay shall cause Purchaser to pay by wire transfer to an account designated in writing by Sellers in immediately available U.S. funds (i) such Excess Amount, not to exceed $26,000,000, no later than fifteen Business Days following the Closing Date, and (ii) if such Excess Amount is greater than $26,000,000, the balance of the Excess Amount on February 4, 2008. If not paid when due, interest shall accrue on the amount due at a rate equal to the lesser of (a) 12% per annum or (b) the maximum rate permitted by law.

(c) If the Closing Inventory Value (as finally determined) is less than $189,000,000, Sellers shall pay by wire transfer to an account designated in writing by Purchaser in immediately available U.S. funds an amount equal to the shortfall no later than fifteen Business Days following the Closing Date. If not paid when due, interest shall accrue on the amount due at a rate equal to the lesser of (a) 12% per annum or (b) the maximum rate permitted by law.

3. Consigned Merchandise

(a) Within five Business Days following the Closing Date, Sellers shall deliver to Purchaser a true, correct and complete list of all consigned merchandise of the Business as of the Effective Time, together with the name of the consignor, the cost of the merchandise and any other material terms of the consignment relationship (to the extent other than pursuant to Sellers’ customary consignment terms) (“Consigned Merchandise List”). For the avoidance of doubt, the consigned merchandise shall include, and the Consigned Merchandise List shall include sub-lists for, all so-called “memo” consigned merchandise, “sample room” consigned merchandise, and direct-to-store consigned merchandise.

(b) To the extent that any consigned merchandise of the Business is lost, stolen or damaged prior to the Effective Time, including merchandise that is not on the Consigned Merchandise List but is asserted by a consignor to be on consignment as of the Effective Time, Parent and the Sellers shall jointly and severally indemnify and hold harmless the Purchaser for any Losses directly or indirectly resulting from such loss, theft or damage or allegedly missing consigned merchandise; provided, however, that any such loss, theft or damage occurring after the Effective Time shall be the responsibility of Purchaser.

(c) Without by implication limiting the generality of Section 1.3 of the Purchase Agreement or the other provisions thereof, following the Closing, Purchaser shall use commercially reasonable efforts to provide Sellers with written confirmation from the consignors of consigned merchandise that Sellers no longer shall be responsible to such consignors for such merchandise or for payment therefore, subject to Section 3(b) above.

4. Cash Collection

(a) Pursuant to the Transitional Services Agreement, Opco shall process all cash, checks and credit card payments (including with respect to Opco’s proprietary credit cards) received by the Business (collectively, “Receipts”). Opco acknowledges that it has no right, title or interest in any Receipts, such Receipts shall be held by Opco in trust for Purchaser, and such Receipts shall not be subject to any setoff, offset, charge or deduction of any kind except for amounts paid to customers for customer returns, telecheck fees, merchant and other fees charged by credit card processors, chargebacks by credit card processors, funding petty cash for the Business, and similar items incurred by the Business after the Effective Time. Each Tuesday and Friday during the period that Opco provides the foregoing services (other than December 25th and January 1st), Opco shall pay by wire transfer to an account designated in writing by Purchaser in immediately available U.S. funds all Receipts not theretofore transferred. In connection with each transfer, Opco promptly shall provide Purchaser with sufficient documentation to confirm accuracy of the amount of the transfer and any deductions made in accordance with clauses (i) or (ii) above. Subject to the terms of the Confidentiality Agreement, Opco shall provide Purchaser and its Representatives reasonable access during normal business hours to the books, records, personnel, work papers, systems and accounts reasonably necessary to verify the documentation provided to Purchaser by Opco.

(b) If any dispute arises in connection with Section 4(a), Purchaser shall provide written notice thereof to Opco and the parties shall attempt in good faith to resolve such dispute. If the parties cannot resolve such dispute within five Business Days from the date on which Purchaser shall have delivered such written notice, the parties shall submit such matter to the Independent Accountant for review and resolution, with the fees and expenses thereof to be shared equally by the parties; and any determination by such party shall be final and binding upon the parties.

5. Meadowood

Following the Closing, Opco shall pay the landlord of the Meadowood Mall store (Store No. 2265) $242,000 in accordance with the terms of the lease for such store. Opco shall provide written notice to Purchaser no later than two days after such payment to confirm the amount and date of payment. This payment shall be treated for tax purposes as a reduction of the Purchase Price but shall not otherwise reduce any amounts due to Sellers pursuant to the Purchase Agreement.

6. Big Ticket Recourse Program

Without by implication limiting or expanding the generality of Section 1.3 of the Purchase Agreement, Assumed Liabilities shall include (i) the amount of any recourse obligation due to Citibank USA, N.A. that arises from the purchase of merchandise subsequent to the Effective Time using a Bailey, Banks and Biddle proprietary credit card issued by Citibank (“BBB Credit Card”) and (ii) the amount of any recourse obligation due to Citibank that arises from the purchase of merchandise prior to the Effective Time using a BBB Credit Card where such BBB Credit Card (or a different card for the same account) is used to purchase merchandise with recourse subsequent to the Effective Time, provided that Opco, acting pursuant to the Transitional Services Agreement, follows its customary procedures in approving purchases following the Effective Time. With respect to such purchases, Opco shall provide, pursuant to the Transitional Services Agreement, such reports as Purchaser reasonably shall request. In addition, upon request by Opco, Purchaser promptly shall reimburse Sellers for the net amount of any restricted cash required to be deposited with Citibank with respect to any recourse obligations which are Assumed Liabilities as discussed above, subject to reimbursement when such restrictions lapse. For the sake of clarity, any recourse obligation relating to the period prior to the Effective Time shall remain the liability of sellers, and shall not be an Assumed Liability, other than under the limited circumstances set forth above.

7. Bonus Prorations

The November bonus pursuant to the monthly manager bonus plan shall be prorated between Purchaser and Sellers based upon sales occurring before and after the Effective Time during the month of November. The bonus for the period from August 1, 2007 through January 31, 2008 that will be due and owing after the Effective Time to Transferred Employees under the semi-annual bonus plan shall be prorated between Purchaser and Sellers based upon “controllable contributions” compared to plan occurring before and after the Effective Time during the relevant measurement periods. The retention bonuses payable to employees at the Roosevelt Field store (Store No. 2264) after the Effective Time shall be allocated between Sellers and Purchaser based upon the percentage of sales between April 1, 2007 from November 8, 2007 (for which Zale is responsible) and between November 8, 2007 until the store closing date (for which Purchaser is responsible) to total sales during the period from April 1, 2007 until the store closing date. The parties shall make such payments after the Closing as may be necessary to allocate the bonuses as provided above at the time such bonuses are due and payable.

8. Prepaid Expenses

(a) Without by implication limiting Section 5.11 of the Purchase Agreement, with respect to any amounts paid by Sellers prior to the Effective Time that are subject to pro ration, Sellers shall provide Purchaser with a reconciliation thereof as soon as practicable following the closing of their books for the month of November 2007 and Purchaser shall pay any amount due within five Business Days thereafter.

(b) If any dispute arises in connection with Section 8(a), Purchaser shall provide written notice thereof to Opco and the parties shall attempt in good faith to resolve such dispute. If the parties cannot resolve such dispute within five Business Days from the date on which Purchaser shall have delivered such written notice, the parties shall submit such matter to the Independent Accountant for review and resolution, with the fees and expenses thereof to be shared equally by the parties; and any determination by such party shall be final and binding upon the parties.

9. Insurance Premiums

To the extent that Opco collects insurance premiums or similar payments from Transferring Employees for periods subsequent to the Effective Time, Opco shall credit those amounts against amounts due from Purchaser for such subsequent periods.

10. Woodlands

At its expense, Opco shall complete the current renovations of the Woodlands Mall store (Store No. 2242) and shall be entitled to receive, when due, with respect thereto the build-out allowance of $200,000 from the landlord.

11. SPIFS

To the extent that Purchaser is required to fulfill the obligations of a defaulting vendor with respect to sales incentives for sales associates of the Business and the applicable sales incentive program commenced prior to the Effective Time, the cost of such fulfillment shall be prorated between Purchaser and Sellers based upon sales occurring before and after the Effective Time.

12. Sales Tax

To the extent that Purchaser pays sales tax with respect to the Business for sales occurring prior to the Effective Time, Sellers promptly will reimburse Purchase for such taxes.

13. King of Prussia

Pursuant to that certain Master Agreement dated October 26, 2007 by and among Simon Property Group, LP ("Simon"), Opco and Purchaser, Simon has executed that certain Consent and Estoppel for the Bailey, Banks and Biddle store located in the King of Prussia mall in Pennsylvania (the "King of Prussia Store"). Until such time as Simon delivers a counterpart to the Consent and Estoppel from the other partner who has an ownership interest in the King of Prussia Store, Parent and the Sellers shall jointly and severally indemnify and hold harmless the Purchaser for any Losses (without regard to the deductible and the cap provisions of Article X of the Purchase Agreement) directly or indirectly resulting from the failure to receive such counterpart to the Consent and Estoppel.

14. Miscellaneous

The provisions of Article XI of the Purchase Agreement shall apply as if set forth herein in their entirety.

* * * * *

If you agree with the foregoing, please so indicate by signing below where indicated.

Sincerely yours,

ZALE CORPORATION

By:	/s/ Rodney Carter
Its:	EVP, CAO & CFO

ZALE DELAWARE, INC.

By:	/s/ Rodney Carter
Its:	EVP, CAO & CFO

TXDC, L.P.
By: Zale Delaware, Inc., its
General Partner

By:	/s/ Rodney Carter
Its:	EVP, CAO & CFO

AGREED TO:

FINLAY FINE JEWELRY
CORPORATION

By:	/s/ Arthur E. Reiner
Its:

for the limited purposes stated in the Purchase Agreement or herein: FINLAY ENTERPRISES, INC.

By:	/s/ Arthur E. Reiner
Its: